MORGAN, LEWIS & BOCKIUS LLP
                              ONE FEDERAL STREET
                          BOSTON, MASSACHUSETTS 02110

                                               November 10, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

    Re: Pioneer Money Market Trust (File Nos. 33-13179; 811-05099) Registration Statement on Form N-1A

Ladies and Gentlemen:

   This letter is to respond to comments we received from Mr. Jay Williamson of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the "Commission") regarding Post-Effective Amendment
No. 46 to the Registration Statement on Form N-1A of Pioneer Money Market Trust (the "Registrant"), with respect to its series Pioneer U.S. Government Money Market Fund (the "Fund"). Following are the Staff's comments and the Registrant's responses thereto:

1.  COMMENT:   The Staff asked that the Registrant provide a letter to the
               Commission responding to the Staff's comments and that includes certain "Tandy" acknowledgments.

    RESPONSE:  A Tandy representation letter executed in connection with the filing of this response is attached hereto as Exhibit A.

2.  COMMENT:   The Staff suggested that the Registrant consider removing the
               Shareowner Fees section from the table if no such fees are charged.

    RESPONSE:  The Registrant believes that the Shareowner Fees section is useful to investors because, although Class A and Class Y of the Fund do not charge initial and/or contingent deferred sales charges on purchases of Fund shares, similarly named classes of other Pioneer funds that have exchange rights with the Fund do charge initial and/or contingent deferred sales charges. Accordingly, the Registrant respectfully submits that removal of the Shareowner Fees section is not required.

3. The Staff noted that the Registrant states that "from time to time, the adviser and its affiliates may reimburse or otherwise reduce the Fund's expenses or the adviser may waive a portion of its management fee in an effort to maintain a net asset value of $1.00 per share, for the purpose of avoiding a negative yield or increasing the Fund's yield during the period of the limitation."

a.  COMMENT:   The Staff requested that the Registrant confirm whether the adviser or an affiliate has in fact waived or reimbursed fees and expenses as indicated in the disclosure and, if so, provide in its response the amounts of such waivers and reimbursements and the dates on which such waivers and reimbursements were effected. The Staff suggested that the Registrant consider revising the disclosure to clarify that the adviser has waived and/or reimbursed fees and expenses in the past.

    RESPONSE:  As disclosed in the Fund's shareholder reports filed on Form
               N-CSR, the Registrant has waived and/or reimbursed a substantial amount of the Fund's expenses in recent years ($4,794,198 during the fiscal year ended December 31, 2010, $4,765,557 during the fiscal year ended December 31, 2011, $3,548,427 during the fiscal year ended December 31, 2012, $2,353,355 during the fiscal year ended December 31, 2013 and $2,151,574 during the fiscal year ended December 31, 2014). The Registrant will revise the disclosure referenced by the Staff to state the following: "In the past, the adviser and its affiliates have reimbursed or otherwise reduced the Fund's expenses and the adviser has waived a portion of its management fee in an effort to maintain a net asset value of $1.00 per share, for the purpose of avoiding a negative yield or increasing the Fund's yield. The adviser and its affiliates may, but are not required to, continue to waive and/or reimburse fees in the future."

b.  COMMENT:   The Staff requested that the Registrant confirm that the
               adviser has no right to recapture such fees and expenses waived and/or reimbursed.

    RESPONSE:  The Registrant confirms that the adviser has no right to recapture such fees and expenses waived and/or reimbursed. The Registrant will add the following statement to the Fund's
               Prospectus: "The adviser may not recapture fees and expenses previously waived and/or reimbursed."

c.  COMMENT:   The Staff requested that the Registrant explain in its response how investors were informed in the Fund's shareholder reports of such waivers and reimbursements and the impact of such waivers and reimbursements on the Fund's financial results.

    RESPONSE:  The Registrant notes that the adviser's waiver and/or reimbursement of fees and expenses is shown as a dollar amount in the Fund's statement of operations and that the Fund's expenses before and after waivers and reimbursements are shown in the Fund's financial highlights. The Registrant also discloses in the

                                      2

               notes to the financial statements that the Fund may waive and/or reimburse fees and expenses to maintain a net asset value of $1.00 per share and limit expenses for the purpose of avoiding a negative yield.

4. The Staff noted that the Registrant indicates that, as a government money market fund, the Fund is not required to impose liquidity fees or redemption gates and has no current intention to do so.

a.  COMMENT:   The Staff requested the Registrant revise the disclosure to clarify that, while not required to impose liquidity fees and redemption gates, the Board of Trustees of the Registrant retains the ability to do so in the future.

    RESPONSE:  The Registrant will revise the disclosure to add the following statement: "The Board of Trustees reserves the right to impose liquidity fees and/or redemption gates in the future."

b.  COMMENT:   The Staff requested that the Registrant confirm that it is familiar with the Staff's guidance in Footnote 630 of the 2014
               Money Market Fund Reform release (Release No. 33-9616).

    RESPONSE:  The Registrant confirms that it is familiar with the Staff's guidance in Footnote 630 of the 2014 Money Market Fund Reform release.

5.  COMMENT:   The Staff requested that the Registrant delete the following statement: "Please note that there are many other factors that could adversely affect your investment and that could prevent the Fund from achieving its goals."

    RESPONSE:  The Registrant respectfully submits that the statement referenced by the Staff is useful to investors and that its deletion is not required.

6.  COMMENT:   The Staff noted that the Registrant states that "prior to
               November 13, 2015, the Fund operated as a 'prime' money market fund. Performance shown for periods prior to November 13, 2015 reflects the Fund's former investment strategy." The Staff requested that the Registrant consider the response to Question
               49 of the 2014 Money Market Fund Reform Frequently Asked
               Questions and confirm that the Fund's current investment strategy is in all material respects equivalent to its former investment strategy or explain why it is appropriate to include performance information that reflects the Fund's prior investment strategy. In this regard, the Staff noted that the Fund's Form N-CSR reflects a 29% allocation to municipal bonds, which would not appear to qualify as government securities.

    RESPONSE:  The Registrant believes that it is required to include performance information that reflects the Fund's prior investment strategy in the Prospectus because it would be misleading to investors to exclude that performance information merely because of an investment strategy change, as well as inconsistent with

                                      3


               prior Staff guidance. The Registrant notes that the Staff has repeatedly declared that it is inappropriate to exclude performance information except in certain limited cases in which a fund undergoes a fundamental change in operations (See Quest for Value Dual Purpose Fund (SEC No-Action Letter, pub. avail. Feb. 28, 1997)). For example, in Fairmont Fund Trust (SEC No-Action Letter, pub. avail. Dec. 9, 1988), a fund's change of investment strategy from an aggressive equity strategy to a balanced strategy did not constitute a fundamental change in operations justifying the abandonment of the fund's performance history. The Fund's change from a "prime" money market strategy to a government money market strategy is less significant than the change from an aggressive equity strategy to a balanced strategy in Fairmont Fund Trust. Both before and after its investment strategy change, the Fund will invest in securities that are eligible for investment by a money market fund. Accordingly, the Registrant submits that the change in the Fund's investment strategy does not constitute a fundamental change in its operations that would justify the abandonment of the Fund's performance history.

               The Registrant also notes that the response to Question 49 of the 2014 Money Market Fund Reform Frequently Asked Questions cited by the Staff permits a new fund to continue using the performance information of a predecessor fund following a reorganization. The Registrant does not believe that the Staff's response to Question 49 is applicable to the Fund because the Fund is merely changing its investment strategy, and is not a new fund seeking to continue a predecessor's performance information following a reorganization.

7.  COMMENT:   The Staff noted that the Registrant states that the Fund will provide at least 30 days' notice prior to implementing any change to its investment objectives. The Staff requested that the Fund consider providing at least 60 days' notice of a change to its investment objectives.

    RESPONSE:  The Registrant respectfully submits that no change to the disclosure referenced by the Staff is required.

8.  COMMENT:   The Staff requested that the Registrant expand the disclosure under credit risk which states that "although the Fund's investments may be treated as short-term securities for the purposes of meeting regulatory maturity limitations, the actual maturity of a security may be longer, and the security's value may decline on the basis of perceived longer term credit risk of the issuer."

    RESPONSE:  The Registrant will revise the disclosure referenced by the
               Staff to state the following: "Generally, applicable regulations require that the Fund invest only in securities that have a remaining maturity of 397 days or less. However, these regulations permit the Fund to use interest rate reset dates or demand features in calculating a security's maturity for purposes of regulatory maturity limitations, rather than using the security's actual maturity. Accordingly, the Fund may invest in securities that have an actual maturity which is greater than 397 days, and the security's value may decline on the basis of perceived longer term credit risk of the issuer."

                                      4

9.   COMMENT:   The Staff requested that the Registrant confirm or delete
                disclosure indicating that Class A shareholders may be charged a contingent deferred sales charge under certain circumstances.

     RESPONSE:  The Registrant notes that the Class A shareholders that acquire shares of the Fund as part of an exchange will continue to be subject to any contingent deferred sales charge that applies to the shares they originally purchased. Accordingly, the Registrant believes the disclosure referenced by the Staff is useful to investors and that deletion of such disclosure is not required. The Registrant will add the following disclosure: "The Fund does not charge a contingent deferred sales charge on the sale of Fund shares you purchase. However, if you exchange shares of another Pioneer mutual fund for shares of the Fund, any contingent deferred sales charge that applied to your shares of the other Pioneer mutual fund at the time of the exchange will continue to apply to your shares of the Fund after the exchange. When you ultimately sell your shares of the Fund, the date of your original purchase of shares of the other Pioneer mutual fund will determine your contingent deferred sales charge."

10.  COMMENT:   The Staff noted that the Registrant states that the excessive trading policy generally adopted by the Pioneer fund complex does not apply to the Fund. The Staff requested that the Registrant consider removing the disclosure regarding the excessive trading policy from the Prospectus or explain why inclusion of the disclosure in the Prospectus is appropriate.

     RESPONSE:  The Registrant believes disclosure in the Fund's prospectus regarding the excessive trading policy generally adopted by the Pioneer fund complex is appropriate. The Registrant notes that shareholders of other Pioneer mutual funds may exchange into and out of the Fund as part of a cash management strategy. Although the excessive trading policy does not apply to transactions in shares of the Fund, because shareholders use it as a short-term cash management vehicle, the Registrant believes that it is important to inform and/or remind shareholders that the Pioneer fund complex as a whole has a policy regarding excessive trading. Accordingly, the Registrant respectfully submits that no change to the disclosure is required.

11.  COMMENT:   The Staff requested that the Registrant ensure that all
                required disclosure is included in the Trustees and Officers
                Table in the Statement of Additional Information.

     RESPONSE:  The Registrant confirms that all that all required disclosure is included in the Trustees and Officers Table in the Statement of Additional Information.

                                      5

12.  The Staff noted that the Registrant states in the Description of Shares section in the Statement of Additional Information that its declaration of trust includes two fee-shifting provisions in connection with the bringing of derivative actions by shareholders.

a.   COMMENT:   The Staff requested that the Registrant indicate in its
                response when such fee-shifting provisions were added to the declaration of trust.

     RESPONSE:  The Registrant notes that shareholders of the Fund authorized the amendment of the Registrant's declaration of trust in 2008 to include the fee-shifting provisions, among other changes.

b.   COMMENT:   The Staff requested that the Registrant indicate in its
                response whether the fee shifting provisions in the declaration of trust remain in effect following the adoption of recent legislation limiting fee-shifting provisions under the Delaware General Corporation Law and, if not, revise the disclosure.

     RESPONSE:  The Registrant notes that it is a Delaware statutory trust established under the Delaware Statutory Trust Act, and is not a corporation established under Delaware General Corporation Law. The Registrant believes that the fee shifting provisions set forth in the declaration of trust are permitted under the Delaware Statutory Trust Act and remain in effect.

c.   COMMENT:   The Staff requested that the Registrant indicate whether such fee-shifting provisions apply to derivative actions under the Securities Laws and, in that regard, explain its consideration of Sections 36 and 44 of the Investment Company Act of 1940, as amended (the "1940 Act"), as well as the general principles behind Sections 1(b)(3), 47(a) and 50 of the 1940 Act, in adopting such fee-shifting provisions.

     RESPONSE:  The Registrant believes that the fee-shifting provisions apply to derivative actions under the Securities Laws. The Registrant notes that the fee-shifting provisions take effect only if: (1) a court determines that a demand that was rejected by a majority of the Independent Trustees as not being in the best interests of the Registrant was made without reasonable cause or for an improper purpose; or (2) a court determines that a derivative action that was dismissed by a court on the basis of failure to comply with the derivative action provisions of the declaration of trust was brought without reasonable cause or for an improper purpose. The Registrant believes that the fee-shifting provisions protect and benefit the Registrant and its shareholders and are, therefore, consistent with the Securities Laws, including the sections of the 1940 Act cited by the Staff.

13.  COMMENT:   The Staff requested that the Registrant correct the capital loss carryforwards disclosure in the Statement of Additional
                Information to state that such information is provided as of December 31, 2014.

     RESPONSE:  The Registrant will make the change requested by the Staff.

                                      6

   Please call the undersigned at (617) 951-8458 or Toby Serkin at
(617) 951-8760 with any questions.

                                                  Sincerely,

                                                  /s/ Jeremy Kantrowitz
						      Jeremy Kantrowitz

cc:  Terrence J. Cullen
     Christopher J. Kelley
     Roger P. Joseph
     Toby R. Serkin

                                      7



                                                                      Exhibit A

                          PIONEER MONEY MARKET TRUST
                                60 State Street
                          Boston, Massachusetts 02110

                                               November 10, 2015

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, D.C. 20549

Re:  Pioneer Money Market Trust (File Nos. 33-13179; 811-05099)
     Registration Statement on Form N-1A

Ladies and Gentlemen:

       In connection with the review by the Staff of the Securities and Exchange Commission (the "Commission") of Post-Effective Amendment No. 46 to the Registration Statement on Form N-1A of Pioneer Money Market Trust (the "Registrant"), with respect to its series Pioneer U.S. Government Money Market Fund, the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

    (a) the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

    (b) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

    (c) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                          Sincerely,

                                          Pioneer Money Market Trust

                                          By: /s/ Christopher J. Kelley
                                          Name:   Christopher J. Kelley
                                          Title:  Secretary